Exhibit 99.1

Wave Energy Milestone: First Grid-Connected Array in the Middle East

The Wave Energy Project of Eco Wave Power and EDF Renewables IL Formally Opened by:

●	Israel’s Minister of Energy and Infrastructure, Eli Cohen,

●	Minister of Environmental Protection Idit Silman,

●	the Mayor of Tel Aviv-Jaffa Ron Huldai,

●	Now Exporting Electricity to Israel’s Power Grid.

Tel Aviv, Israel – December 9, 2024 – Eco Wave Power Global AB (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading provider of onshore wave energy technology, is pleased to announce that the Israeli Project was officially “switched-on” by Israel’s Minister of Energy and Infrastructure, Eli Cohen, the Minister of Environmental Protection, Idit Silman, and the Mayor of Tel Aviv-Jaffa, Ron Huldai, and is now exporting electricity into Israel’s power grid. The Israeli National Electric Company (“IEC”) is the purchaser of all the clean energy produced by this innovative project.

The Project is the only wave power plant anywhere in Middle East, operating under the terms of a Power Purchase Agreement entered into with IEC, as part of the project’s recognition as a “Pioneering Technology” by the Chief Scientist of the Energy Ministry, Government of Israel.

“The State of Israel is a global leader in innovation and technology. The facility we inaugurated today, which generates electricity using sea waves, was advanced with the support of the Chief Scientist at the Ministry of Energy and is the first of its kind in Israel. This is another step we are taking to increase energy production from renewable sources, reduce air pollution for the benefit of Israeli citizens’ health, and enhance the country’s energy security. We will continue to invest in groundbreaking innovation!” Stated Eli Cohen, Israel’s Minister for Energy and Infrastructure.

Idit Silman, Minister of Environmental Protection, said: “I think you are a shining example of how ambitious renewable energy goals can be achieved. Israel faces significant security challenges, making energy decentralization a critical issue. While Israel benefits from abundant solar energy, which is commendable, it is not enough. We must explore all renewable energy options. This is a unique opportunity for Israel to demonstrate how green technology utilizing the waves can be implemented and truly make a difference. I am pleased that this exceptional pilot project is moving forward. As the Ministry of Environmental Protection, we support the entire regulatory framework for green electricity. I am glad we are here to assist, extend our support, and encourage these efforts. This approach is both environmentally friendly and green, and there’s nothing greener than this. I want to wish you great success. We would be delighted to see this green economy grow and develop, and we will continue to support you.”

Mayor of Tel Aviv-Jaffa Ron Huldai stated that: “There is a growing strain on Earth, caused by the ever-increasing human population that damages it. We are destroying the very place we live in. As a municipality and as part of the forum of 15 major cities within the C40 network, we are partners in addressing these issues. One of those issues is precisely this kind of initiative. In our DNA, Israel has the innate ability to dare and to do things others haven’t tried, as well as the courage to fail—and that is incredibly important for achieving great things. So, when Inna approached me with this kind of energy and audacity, of course, I said, ‘Go for it, show us what you can do.’ And I’m happy that today we can proudly say, ‘We have a wave energy power station!’”

Ayalon Vaniche, CEO of EDF Renewables IL, stated as follows: “The Israeli innovation culture is the main reason for which EDF, the giant electricity company, French state-owned utility, decided to invest so much in Israel. I have to say that wave energy generation is a big challenge; the energy of the waves is beyond what the usual human construction can sustain. Therefore, it is very difficult to build something that will produce energy offshore (middle of the ocean), and this is what we usually did. This is why we like the idea of Eco Wave Power. In Eco Wave Power’s technology, the complex part is on the ground, and the floaters are nearshore. This is simple. We agreed quickly with Inna that only a real pilot could demonstrate what we wanted. Calculations and piloting in the laboratory don’t convince anybody, so we needed an operational project connected to the grid, and we got the support of the Ministry of Energy, the Ministry of Environmental protection and the support of the Municipality of Tel Aviv-Jaffa, the Atarim Group and Jaffa Port.”

“We built a joint team, in which EDF brought some expertise in terms of design, safety, purchasing, construction, and now in terms of operation. We got to know the Eco Wave Power team, and we built a solid cooperation. I am very confident that we will be able to learn together a lot from this pilot and that it will bring a lot of new alternatives and diversification in the sources of energy. Many thanks to Inna, to the whole team at Eco Wave Power and all the EDF teams that have been mobilized for that. May this innovative technology bring light and hope to our region!” Added Vaniche

Inna Braverman Founder and CEO of Eco Wave Power said: “One of the most inspiring aspects of technology is its ability to cross borders and benefit communities worldwide. A perfect example is Gaza, where a pilot based on Eco Wave Power’s Israeli technology has been implemented on its coastline. This demonstrates that even regions that do not maintain formal relations with Israel still need and use Israeli innovations. In fact, since the war started, Eco Wave Power has been approached by national electric companies and engineers in countries such as Turkey, Saudi Arabia, Iran, and Qatar to explore the potential of this technology. It’s a powerful reminder that solutions to global challenges can unite us, offering sustainable benefits beyond politics and borders. Also, despite Eco Wave Power being a relatively small company, we have achieved something extraordinary. The company went public on Nasdaq under the stock symbol WAVE, becoming a leader in wave energy in the global market. Recently, even as many Israeli companies have struggled to survive or raise funds due to the ongoing war, Eco Wave Power’s stock has surged by 811% YTD. This incredible growth sends a powerful message: the world believes in Israeli innovation and recognizes the urgent need for technologies like this to address global challenges. So, to all Israeli Companies and entrepreneurs- never give up, because Israel is the undeniable start up nation, and passion is the greatest renewable energy source- even stronger than the power of the waves!”

Other notable speakers in the event were Yaron Klein, CEO of Atarim, Eitan Ben Ami, Director of the Environment and Sustainability Authority in the Tel Aviv-Jaffa Municipality, and Dr. Yael Barash Harman Head of R&D, Office of the Chief Scientist, Ministry of Energy and Infrastructure.

This is the first array of wave power generators to be connected to an electricity grid in Israel and in the Middle East. The innovative Eco Wave Power floaters move up and down with the movement of the waves and create pressure that drives the hydro-motor and generator. The technology also provides smart automation system that controls the power station’s storm-protection mechanism and stable transmission of clean electricity to the grid.

In the coming months Eco Wave Power plans to launch its next three projects: at AltaSea’s premises in the Port of Los Angeles (in collaboration with Shell MRE); on the East Coast of Taiwan (in collaboration with Lian Tat Company and I-Ke International Ocean Energy Co.); and its first MW-scale project in Porto, Portugal.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company revolutionizing clean energy with its patented, smart, and cost-efficient technology that converts ocean and sea waves into sustainable electricity.

Dedicated to combating climate change, Eco Wave Power operates the first grid-connected wave energy system in Israel, co-funded by EDF Renewables IL and the Israeli Energy Ministry, which recognized the technology as a “Pioneering Technology.”

Expanding globally, Eco Wave Power is preparing to install projects at the Port of Los Angeles, Taiwan, and Portugal, adding to its impressive project pipeline totalling 404.7 MW.

The Company has received support from prestigious institutions such as the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and was honoured with the United Nations’ Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market. Learn more at www.ecowavepower.com.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses the belief that Israel is a global leader in innovation and technology, the belief that wave energy is both environmentally friendly and green, the belief that EDF Renewables IL and the Company will be able to learn together a lot from this Israeli wave energy project and that it will bring a lot of new alternatives and diversification in the sources of energy, and the Company’s plans to launch certain projects in the coming months. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 28, 2024, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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